March 10, 2006

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telecom Communications, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2005
File No. 333-62236
Filed: January 5, 2006

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), we hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 5, 2006, regarding the above referenced Form 10-KSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Report of Independent Registered Public Accounting Firm, Page F-2

1. SEC Comment:

We note that your audit report was signed by an audit firm based in Utah. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah in view that almost all of your operations are in the PRC. In addition, please have your auditor tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit report, and if so, whether the foreign audit firm is registered with the PCAOB.

Telecom Response:

The Company has reported the following to us based on the response it received from its US audit firm:

The Company's U.S. audit firm at the time, Child, Sullivan & Company (now Child, Van Wagner & Bradshaw PLLC) (the “Audit Firm”), used no other audit firm to assist in the audit. The Audit Firm does a great deal of audit work in Asia, and its employees were personally on-site in China to perform the audit field work. The Audit Firm’s on-site audit team consisted of its full-time employees from Utah, its contract employees from Hong Kong, and a Mandarin-speaking audit manager whom the Audit Firm regularly contracts from another PCAOB registered firm located in Utah. In addition to the audit staff on-site, the Audit Firm’s engagement partner visited and toured the facilities, met with management, and reviewed the on-site audit work being performed. The Company has stated to us that its understanding is that the audit had been finalized, with the majority of required audit procedures performed in China, and all of the Audit Firm’s required upper level reviews conducted in the U.S.

Consolidated Statements of Operations, page F-4

2. SEC Comment:

Explain to us the nature of your Consultancy fee, Depreciation and Salaries line items and tell us your GAAP basis for not including them as part of Cost of Sales. Otherwise, please revise.

Telecom Response:

The Company has reported to us that the Consultancy fee was paid to two consultants for providing consulting services in China Business Developments Support and Clients Relationship Management, including conducting analysis on the Company’s business and industry and preparing comprehensive background report that summarizes the Company’s corporate profile distributed to business partners, among other recipients. The consultants are also responsible for managing relationships between the software developers and the Company, as well as assisting the software developers’ counsel or other representatives in revising or drafting documents that may be necessary in the Company’s efforts to secure the presentation of the Company to the application service providers. The consultants also assist in the Company’s business development efforts. As a result, the Consultancy fee is stated in Selling, General and Administrative Expenses and not Cost of Sales.

Depreciation

The Company has reported to us that it has reviewed the classifications of the above expense items and will make a reclassification to the Cost of Sales for the depreciation expense on the software the Company sells to its customers. The depreciation expenses related to motor vehicles and office equipment are stated in Selling, General and Administration Expenses.

Salaries

The Salaries are the salaries paid to management level employees of the Company. Their functions include marketing, selling the software to the clients and day to day management of the Company. As a result, the salaries are stated in Selling, General and Administrative Expenses.

3. SEC Comment:

In accordance with paragraph 36 of SFAS 128, please revise to present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement.

Telecom Response:

The Company has stated to us that it has revised the income statement in order to present basic and diluted per-share amounts for the income from continuing operations and for net income on the face of the income statement.

1. Description of Business, page F-8

Arran Services Limited, page F-8

4. SEC Comment:

Your disclosure in this paragraph seems to indicate that Arran had a 100% shareholding of IC Star MMS Limited (IC Star) as of September 30, 2003. However, in the 2nd to last paragraph on page F-8 you indicate that Arran acquired from Auto Treasure Holdings Limited the remaining 20% interest of IC Star on March 16, 2004. Please clarify.

Telecom Response:

Telecom has reported to us that it has revised its disclosure in the Financial Statements to state that as of September 30, 2003, Telecom entered into a Stock Purchase Agreement with Arran Services Limited ("Arran") and Arran had an 80% interest in IC Star MMS Limited (“IC Star”). Arran acquired an additional 20% interest in IC Star on March 16, 2004 and as of September 30, 2005, Arran owned 100% of the ownership interests of IC Star.

The Company stated to us that its disclosure regarding the acquisition of the 20% interest in IC Star on March 16, 2004 was correct. The Company regrets this discrepancy and has undertaken to correct this disclosure in all future SEC filings.

IC Star MMS Limited, page F-8

5. SEC Comment:

We refer to the last paragraph on page F-8. It appears that since this transfer was between entities under common control, you should have recorded the excess of the purchase price over the book value of the net assets acquired as a dividend distribution. Please revise or advise. In addition, expand your disclosure to discuss the business purpose for this acquisition.

Telecom Response:

The Company reported to us follows:

In general, the Company agrees with the SEC’s comment. At the time of this transaction the Company had reviewed APB Opinion No. 16 and Appendix D of FAS #141 and had not found guidance on the proper treatment when a company has a deficit in its Retained Earnings as Telecom did at the time of transfer. Based upon the Company’s research, the Company reported that it was not clear from the Accounting Standards, that if a company has a deficit in its Retained Earnings, that it can make a dividend distribution. Generally, companies cannot make dividend distributions when there is no Retained Earnings.

At the time of the transfer, Telecom had a deficit in its Retained Earnings, and therefore the excess of the purchase price over the book value of the net assets acquired from IC Star was recorded as an acquisition expense on the income statement.

The business purpose of this acquisition was that IC Star, at that time, had created a unique interactive game named “My Star Friend”, and other entertainment content for mobile phone users in China. This content provided mobile phone users the ability to communicate with some of their favorite celebrities, using their mobile phones.

The Company’s main objective at that time was to acquire 100% control of the IC Star brand, as it was determined to be a significant business opportunity for Telecom to have complete control of this brand and content, and therefore increase the company’s future revenue growth. Providing entertainment content to mobile phone users in China was an integral part of the company’s overall growth strategy for its wireless entertainment business revenues in China.

6. SEC Comment:

Further, it appears to us that this transfer constitutes of reorganization of entities under common control. As such, it appears that you should restate your financial statements to present them as if the reorganization occurred at the beginning of the first financial statement period presented (if the entities were under common control at that date). Please revise or advise.

Telecom Response:

According to the Company, IC Star had limited operations during October 1, 2003 to March 16, 2004 and 20% of the loss from operations of IC Star during this period of time when the Company did not own 100% of IC Star was approximately $35,000. This was deemed to be not material.

2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

7. SEC Comment:

In order to help us better understand your revenue recognition policies, please address the following in your response letter:
●	Explain to us in detail the nature of each specific product and service that you offer and tell us which subsidiary each product and service sale relates to.
●	Explain to us your revenue recognition policy for each specific product and service that you offer.
●	Explain to us the specific GAAP guidance that you follow for each revenue recognition arrangement.
In future filings, expand your disclosure to discuss your revenue recognition policy for each specific revenue recognition arrangement.

Telecom Response:

Please see Appendix I.

4. Related Party Transactions, page F-15

8. SEC Comment:

Refer to the last paragraph on page F-15 and clarify for us the nature of your relationship with Taikang and the contract that you signed with them. Explain to us your policies for recognizing revenue and the related expenses associated with the contract and your GAAP basis for this accounting treatment.

In addition, refer to the 1st paragraph on page F-16 and explain to us the relationship, if any, between the stock purchase agreement with Taikang and this 3-year contract you signed with Taikang on July 1, 2005.

Telecom Response:

The Company has reported to us the following:

Taikang Capital Managements Corporation (“Taikang”) was a third party customer and signed a 3-year contract with Alpha Century Holdings Limited, one of Telecom’s subsidiaries on July 1, 2004. Telecom regrets the typographical error on the date of signing the agreement, which should have been July 1, 2004 and not July 1, 2005. Essentially, the contract with Taikang became effective as of May 3, 2004, with a two month trial period, and the contract became irrevocable as of July 1, 2004. As of May 3, 2004, Telecom solely had a business relationship with Taikang, as Taikang did not at that time have any ownership interests in Telecom.

Subsequent to the signing of the contract, in an unrelated transaction, Taikang became an affiliate of the Company on July 22, 2004, when Taikang executed a stock purchase agreement with the Company.

The 3-year contract is to provide the total solution software to Taikang from July 1, 2004 to June 30, 2007, provided that upon written notice at least 30 days prior to the expiration of the contract to the other party, either party can extend the term of contract. Income is recognized ratably over the life of the contract, as the Company’s products are provided to Taikang on a monthly subscription basis.

The Company’s cost of services, including cost of content and support fee, is recognized on a monthly basis. Depreciation is calculated using the straight line method over 3 years. The depreciation charge on the software is classified as cost of sales in the statement of operations.

The terms of Telecom’s sales contact, as well as the stock purchase agreement, with Taikang have remained the same, and both contracts still remain two independent events with no correlation or effect on the past, present and future business of Telecom’s business contracts with Taikang.

6. Income Taxes, page F-16

9. SEC Comment:

Please explain to us in greater detail the nature of your income tax arrangement that allow you to not record a provision for income taxes. Explain to us your consideration of the tax laws in Hong Kong, the PRC, the United States, and the British Virgin Islands in making this determination.

Telecom Response:

The Company has reported to us the following:

For Telecom and its subsidiaries, Arran Services Limited, IC Star MMS Limited, Island Media International Limited, Talent Leader Entertainment and Productions Limited and 3G Dynasty Inc., there was no provision for taxation since they incurred losses for the year ended September 30, 2005.

Alpha Century Holdings Limited ("Alpha"), a Telecom subsidiary, was formed as a British Virgin Island (“BVI”) company. Alpha has no customers located in the Peoples Republic of China or in Hong Kong. All of Telecom’s customers, as disclosed in the Company’s filings, are BVI companies not located in the PRC or in Hong Kong, and all of the Company’s revenue is derived from sales made directly to companies located in the BVI. Based on the tax research and findings that were given to the Company by its China tax consultants, Telecom did not accrue any tax on the Company’s profits. The following are the tax laws relied upon by the Company’s tax consultants who advised the Company and in which the Company relied upon as its experts when making this determination.

Hong Kong's basis of taxation on profits from businesses

Hong Kong Profits Tax liability arises under S14 of Hong Kong Inland Revenue Ordinance, and applies when (i) a person carries on a trade, a profession or a business in Hong Kong, (ii) profits result from such trade, profession or business (excluding profits from the sales of capital assets) and (iii) profits arise in or are derived from Hong Kong.

Hong Kong adopts a territorial basis for taxing profits derived from a trade, profession, or business carried on in Hong Kong. The Profits Tax is charged only on profits which arise in or are derived from Hong Kong. A person who carries on a business in Hong Kong but derives profits from another jurisdiction is not required to pay tax in Hong Kong on those profits.

The People’s Republic of China (PRC)'s basis of taxation on profits from businesses

The People’s Republic of China VAT Current Regulation, Rule No. 1 and the People’s Republic of China Business Tax Current Regulation, Rule No. 1 state the same tax law, which is that a Company’s or Taxpayer’s sales must be made within the Peoples Republic of China (“PRC”) in order for a taxpayer, who is a party or individual selling the goods or services, to have a tax liability under the VAT or business tax in China.

Alpha is a BVI company. There is no tax in the British Virgin Islands on BVI companies and, generally, BVI companies are not required to pay a corporate tax in the United States. Telecom (a US Corporation) is a separate corporation from Alpha (a BVI Company) and Telecom does not file consolidated tax returns with its subsidiaries.

In conclusion, for the year ended September 30, 2005, Telecom did not have any customers located in the Peoples Republic of China or in Hong Kong. All of Telecom’s customers, as disclosed in the Company’s filings, are British Virgin Island (BVI) Companies not located in the PRC or in Hong Kong. Based on the tax research and findings that were given to the Company by its China tax consultants, GUANGZHOU ZHENGDE REGISTERED TAX AGENTS CO., LTD., and the tax laws of the BVI and its filing status in the U.S., the Company did not accrue any business tax on the Company’s profits.

10. SEC Comment:

We note in the last paragraph on page F-16 that you indicate that all of your revenue is derived from customers that are BVI companies. This statement is unclear to us given that your discussion in the Company Background section on page 2 seems to indicate that you sell your products directly to Telecommunication Service Providers located in the PRC. Please explain to us the nature of these BVI customers and clarify for us this apparent discrepancy in your filing.

Telecom Response:

Telecom has stated to us that it sells directly to BVI companies, who are the Company’s customers that have contracted with the Company directly, to provide Telecom’s products to the Telecommunications market in China. Telecom does not sell directly to Telecommunication Service Providers. Telecom regrets this discrepancy and will correct this disclosure in all future SEC filings.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey K. Newkirk
Harvey K. Newkirk

Appendix I

Alpha Century Holdings Limited	Description of the products	Revenue Recognition
Total Solution
Total Solutions System, offers integrated communications network solutions and Internet content service in universal voice, video, data, web and mobile communication for interactive media applications, technology and content leaders in interactive multimedia communications.

Revenue Recognition.   The Company’s revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, which provide guidance on generally accepted accounting principles for recognizing revenue on software transactions, and Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission (“SEC”).

The Company provides the right to use the software to the service provider, monthly income invoiced in advance for the software under software licensed agreement. The Company recognized the income at the beginning of the month.

SEO 4 mobile
The SEO4Mobile offers wireless mobile phone service, allowing providers the ability to use SMS search implementation for their users. Mobile phone users who enter a relevant keyword or keyword phrase, along with a geographic identifier, can send searches via an SMS to a service code. The search results will be received by MMS and the search engine optimization processes the search through the Internet within a matter of minutes. Many searchers do not realize that within an SMS search query, they can add in a geographic identifier. By specifically laying out a separate search SMS for the geographic portion, SEO4Mobile helps structure the search in a simple and efficient way for the searcher. Now, SEO4Mobile has been selected by service providers such as China Mobile and China Unicom.

IBS 4.1
IBS v4.1 is a new product line including built-in MoDirect, an innovative suite of technologies that enables wireless and web publishers to target SEO4Mobile users more effectively and allows advertisers to obtain targeted leads with rich demographic data. IBS v4.1 is one of the Total Solutions (TM) families.

Corporate users are allowed to leverage all information resource management on the intranet/extranet over the internet, plus wireless applications as well as an advertiser to use the IBS V 4.1 to publish SMS and MMS by searches on mobile phones. The system enables manufacturers and services providers to use the Internet to establish and manage continuous connections with automated e-services, operations monitoring and e-commerce offerings.

The system’s customers include end-user clients in many industries throughout the PRC. IBS v4.1 SME Standard Package includes 3 servers and software as well as the system integration.

The company licensed the right to use the above mentioned software with provision of technical support and the entertainment content. The company receives monthly income for the above services to the service providers.

Appendix I

3G Dynasty	Description of the products	Revenue Recognition
Wireless Application Protocol (“WAP”) Club
3G Dynasty, Inc., a subsidiary of the Company, created the website http://skyestar.com, a multi-channel infotainment portal supported by proprietary fan clubs and a community platform.  It allows new members to personalize their own homepage with 3G Dynasty’s content as added-on value. It registers members and allows them to build their personal homepage on WAP. As the host and content provider, 3G Dynasty will start publishing a daily Real Simple Syndication feed of its original content from a number of its contracted web sites, including local information, life style and entertainment content. Through the use of Real Simple Syndication (“RSS”) feeds, users can receive 3G Dynasty's daily content automatically, thereby broadening 3G Dynasty's distribution and providing an additional platform for mobile phone users who are registered members of Star Theme Club on WAP. Members with their homepage on WAP can reach their targeted audience through wireless technology.

The Company provides both the websites and the entertainment content to the service providers and the service providers will provide the services to the subscriber. The Company receives monthly income from the service provider based on a fixed percentage of the subscriber fee received by the service provider from the subscribers.

The Company derives revenue from subscriptions to its skyester.com service, which provide local information, life style and entertainment content through the services provider to subscribers. The Company received the fixed percentage of the subscriber fee as income from the service providers. The service providers will report the number of the subscribers they have by the following month. The Company will issue the invoice to the service provider and records the income in the month that the services provided to the subscribers.